Exhibit (a)(5)(A)

FORM OF REMINDER OF EXPIRATION DATE

REMINDER

DEADLINE: 11:59 P.M. (CENTRAL TIME) AUGUST 7, 2007

To all Option Holders Eligible to Participate in the Option Amendment Program:

The Offer to amend some or all of your Eligible Options will expire at 11:59 p.m., Central Time, on August 7, 2007, unless we extend the Offer.

If you want to accept the Offer with respect to some or all of your Eligible Options, you must submit your Letter of Transmittal in accordance with its instructions by the deadline. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you do not want to accept the Offer, please disregard this reminder.

This reminder is being distributed to all individuals eligible to participate in the Offer. Accordingly, you are receiving this notice even if you have previously submitted your Letter of Transmittal.